Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Declares Dividends

TORONTO, February 23, 2021 – Bank of Montreal (TSX:BMO) (NYSE:BMO) today announced that its Board of Directors declared a quarterly dividend of $1.06 per share on paid-up common shares of Bank of Montreal for the second quarter of fiscal year 2021 (“Q2 2021 Dividend”).

The Board of Directors also declared dividends of:

•	$0.112813 per share on paid-up Class B Preferred Shares Series 25;
•	$0.073516 per share on paid-up Class B Preferred Shares Series 26;
•	$0.24075 per share on paid-up Class B Preferred Shares Series 27;
•	$0.2265 per share on paid-up Class B Preferred Shares Series 29;
•	$0.240688 per share on paid-up Class B Preferred Shares Series 31;
•	$0.190875 per share on paid-up Class B Preferred Shares Series 33;
•	$0.303125 per share on paid-up Class B Preferred Shares Series 38;
•	$0.28125 per share on paid-up Class B Preferred Shares Series 40;
•	$0.275 per share on paid-up Class B Preferred Shares Series 42;
•	$0.303125 per share on paid-up Class B Preferred Shares Series 44; and
•	$0.31875 per share on paid-up Class B Preferred Shares Series 46.

The dividend on the common shares is payable on May 26, 2021, to shareholders of record on May 3, 2021. The dividends on the preferred shares are payable on May 25, 2021, to shareholders of record on May 3, 2021.

The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

Common shareholders may elect to have their cash dividends reinvested in common shares of the Bank in accordance with the Bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”). For the Q2 2021 Dividend declared today and subsequently until further notice, such additional common shares will be purchased on the open market.

For registered shareholders who wish to participate in the Plan, Enrolment Forms must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, by the close of business on May 5, 2021. Beneficial or non-registered holders must contact their financial institution or broker well in advance of the above date for instructions on how to participate.

More information about the Plan and how to enroll can be found at:

http://www.bmo.com/home/about/banking/investor-relations/shareholder-information/dividend-reinvestment-plan

For News Media Enquiries:

Paul Lehmann, Toronto, paul.lehmann@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

Internet: www.bmo.com	Twitter: @BMOmedia